Exhibit 1

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________________

MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 29, 2013

Following are the minutes of the Annual General Meeting (the "Meeting") of the Shareholders of Elbit Vision Systems Ltd. (the "Company") held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv, Israel on April 29, 2013, at 4:00 p.m. (Israel time).

The number of shares present at the meeting (whether in person or by proxy): 33,640,079 constituting 44.90% of the voting power of the Company as of March 19, 2013 (the record date).

Mr. Samuel Cohen was appointed chairman of the meeting by those shareholders present.

The following resolutions were adopted:

1.
That the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay and Yossi Ran to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The total number of shares voted in relation to this resolution was 33,373,186.

33,337,186 votes were cast in favor of the resolution, constituting 99.89% of the total number of shares voted. 35,900 votes were cast against the resolution and 100 were cast as abstentions.

2.	That the remuneration terms of, and grant of options to, Mr. Yossi Ran, is hereby approved.

The total number of shares voted in relation to this resolution was 33,640,079.

33,258,906 votes were cast in favor of the resolution, constituting  98.87% of the total number of shares voted. 105,873 votes were cast against the resolution and 275,300 votes were cast as abstentions.

Section 267A of the Israeli Companies Law 5759-1999 (the “Companies Law”) stipulates that the remuneration of a director shall be approved if the shareholder majority conforms to at least one of the following two conditions:

(i)	the majority of shares voted for the approval includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes), OR

(ii)	the total number of votes cast against such approval by voting shareholders who are not controlling shareholders is less than two percent (2%) of the total voting rights of the Company.

Of the 33,258,906 votes that were cast in favor of the appointment, 500,560 were cast by non-controlling, non-interested shareholders, constituting less than a majority of all the votes cast in relation to the resolution.

The 21,600 votes that were cast against the appointment constituted 0.02% of the total voting rights of the Company. Consequently, the resolution has passed in accordance with Paragraph (ii) henceforth.

3.
That the re-election of Ms. Orit Stav to serve as an External Director of the Company for an additional three-year term upon the fixed remuneration terms provided under applicable law, is hereby approved.

The total number of shares voted in relation to this resolution was 33,625,279.

33,284,079 votes were cast in favor of the resolution, constituting  98.99% of the total number of shares voted. 67,900 votes were cast against the resolution and 273,300 votes were cast as abstentions.

Section 239 of the Companies Law stipulates that an external director shall be appointed if the shareholder majority conforms to at least one of the following two conditions:

(i)
the majority of shares voted for the appointment includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes), OR

(ii)	the total number of votes cast against such appointment by voting shareholders who are not controlling shareholders is less than two percent (2%) of the total voting rights of the Company.

Of the 33,284,079 votes that were cast in favor of the appointment, 525,673 were cast by non-controlling, non-interested shareholders, constituting less than a majority of all the votes cast in relation to the resolution.

The 47,050 votes that were cast against the appointment constitute 0.06% of the total voting rights of the Company. Consequently, the resolution has passed in accordance with Paragraph (ii) henceforth.

4.
That the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2012, and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby ratified.

The total number of shares voted in relation to this resolution was 38,387,186.

33,295,586 votes were cast in favor of the resolution, constituting  99.73% of the total number of shares voted. 1,500 votes were cast against the resolution and 90,100 votes were cast as abstentions.

At the Meeting the shareholders had an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended.

There being no further business, the meeting was adjourned.

________________ /s/ Samuel Cohen, Chairman of the Meeting